Exhibit 99.2

MINUTES OF EXECUTIVE BOARD MEETING

Date, place and time: December 20, 2005, at 4.30pm, at Av. Brigadeiro Faria Lima, n. 2.277 - 4th floor, in the City of São Paulo - SP.

Quorum:

Regularly invited, the following members of the Executive Board attended the meeting: Carlos Augusto Lira Aguiar, President, João Felipe Carsalade, Walter Lídio Nunes and Isac Roffé Zagury.

Chair:

The Chair of the Meeting was taken over by Mr. Carlos Augusto Lira Aguiar, President of the Company, who invited Mr. José Luiz Braga, General Counsel of the Company, to act as Secretary.

Deliberations Summary:

Interest on Shareholders Equity

Exercising the powers granted by the Board of Directors of the Company, in accordance with the decision taken in the meeting held on April 19, 2005, the Executive Board approved the declaration and payment of Interest on Shareholders Equity by the Company in the total amount of R$168,800,000.00 (one hundred sixty eight million, eight hundred thousand reais), based on the profit of the fiscal year 2005 or accumulated profits and profit reserves, pursuant to and in accordance with the limits set forth in article 9 of Law 9.249/95. The Interest on Shareholders Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2005, as authorized by paragraph 7 of article 9 of Law 9.249/95, and shall be declared and paid pursuant to the equity holdings on December 27, 2005. Each block of 1,000 (one thousand) common shares shall be entitled to the gross amount of R$155.12484117 and each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the gross amount of R$170.63732529. The payment of the Interest on Shareholders Equity shall be made as from January 13, 2006, without monthly correction. The amounts declared as Interest on Shareholders Equity subject to Income Tax Withheld, at the rate of 15%, resulting in a net amount of R$131.85611501 for each block of 1,000 (one thousand) common shares and net amount of R$145.04172651 for each block of 1,000 (one thousand) preferred shares of classes "A" and "B", except with respect to the shareholders that provide to the Company, by December 29, 2005, documentary evidence of their tax exemption. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation. The shares of the Company shall be traded "ex-Interest on Shareholders Equity" as from December 28, 2005.

Closing:

The resolutions were taken by unanimous approval from the attending Officers. Since there was no further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present.

São Paulo, December 20, 2005.

Carlos Augusto Lira Aguiar

Chair of the Meeting - President of the Company

José Luiz Braga

Secretary

João Felipe Carsalade

Walter Lídio Nunes

Isac Roffé Zagury

2